Exhibit 99.1

Histopathology Data of Preclinical Repeated Dose Toxicity Study and ex vivo Human Tissue Cross-Reactivity (TCR) Analysis Support Safety of IPA’s PolyTope® TATX-03, a Synergistic Antibody Cocktail against SARS‑CoV‑2

Milestone IPA Toxicity Study Supports the Safety of PolyTope® TATX-03 Antibody Cocktail Against COVID-19

IND-enabling safety evaluations of PolyTope® TATX-03, executed under Good Laboratory Practice (GLP) standards and regulatory guidelines, revealed no in vivo adverse effects during histopathological examination nor any undesirable off-target binding to human biomaterials.

VICTORIA, British Columbia--(BUSINESS WIRE)--July 12, 2022--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA) (TSXV: IPA), an advanced biotherapeutic research and technology company, reports the critical third-party findings of two IND-enabling pre-clinical safety studies, de-risking the clinical development of the Company’s PolyTope® TATX-03 antibody cocktail and its potential to prevent and treat COVID-19. A summary of the positive findings indicates that, through ex vivo screenings, no non-specific binding of TATX-03 components to human tissues was identified. In addition, an extended pre-clinical in vivo toxicology study did not reveal any tissue or organ changes following exposure to the antibody cocktail, even when administered at over three times the highest anticipated dose in humans. In the current landscape of “not if, but when” people will contract COVID-19, the debilitating post-COVID “long-haul” effects, and the ongoing life-threatening risks for immunocompromised individuals, this long-awaited safety data illustrates the company’s reputation for uncompromising scientific standards and dedication to sustainable biotherapeutic solutions.

The toxicology study was carried out under regulatory-compliant GLP conditions with animals receiving three intravenous injections at one-week intervals with either PolyTope® TATX-03 or placebo. No mortality was observed and, importantly, no macro- or microscopic morphological or histopathological impact was detected on any of the examined organs and tissues even after an extended observation period, as recommended by the FDA.

In parallel, a full tissue cross-reactivity (TCR) study was performed according to regulatory guidelines and involved colorimetric immunohistochemical analysis of 37 tissue and blood materials from five unrelated humans to cover a broad array of various human tissues, organs and expressed proteins. These screenings did not show cross-reactivity of the individual TATX-03 antibodies, an outcome that supports the specificity of the antibodies to its intended target and suggests that no unintended binding is expected in humans.

The toxicology and TCR study results are in line and compliant with the outcomes and conclusions from the previous in vivo pharmacokinetic study, and the dose-escalation study as reported in the Company’s March 9, 2022, news release. The positive results reported here will be included in the regulatory filing for approval of clinical studies in humans.

“This is another significant milestone for IPA and a leading contribution in efforts to protect against the present and future threat that COVID-19 and its variants still pose. These data support the safety of TATX-03 on top of its already demonstrated, and we believe, unprecedented, resilience, reflected by its potency to neutralize all SARS-CoV-2 variants of concern tested so far,” stated Dr. Ilse Roodink, CSO of IPA. “We are confident about the next steps in the program and are compiling the data for sharing with the health authorities for clinical approval,” she continued, “these excellent data readouts on safety and pharmacokinetics tremendously support our ambition to start the first-in-human clinical phase trial which is expected to commence later this year.”

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotherapeutic, innovation-powered company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of target classes and diseases. The Company offers a hybrid of services and programs with advanced platforms and technologies to optimize antibody discovery and development, against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the Company’s ability to complete its pre-regulatory approval studies, the ability of the Company to successfully submit a clinical use application with respect to PolyTope® TATX-03, statements regarding regulatory approvals, statements regarding the potential of IPA’s PolyTope® TATX-03 to provide strong anti-viral effects against SARS-CoV-2/COVID-19 disease or any variant of the virus as either a prophylactic (preventative) or treatment (therapeutic), or to retain efficacy over time, and statements regarding the commencement date of first-in-human clinical phase trial. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in timely submission of an application for regulatory approval, developing its PolyTope® TATX-03 through the successful and timely completion of clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of PolyTope® TATX-03, as well as those risks discussed in the Company’s Annual Information Form dated July 27, 2021 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F, Amendment No, 1 dated September 28, 2021 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies

Contacts

Investor contact: investors@immunoprecise.com